Exhibit 99.1

Corel Corporation

Valuation and Qualifying Accounts

Years Ended November 30, 2002, 2001 and 2000

Included in accounts receivable are the following reserves and related activity:

Year Ended	Description	Opening Balance	Additions	Deductions	Ending Balance
			(In thousands of US$)

November 30, 2002	Promotional rebates	$1,355	$179	$1,355	$179
	Sales Reserve	18,283	8,362	20,993	8,005
	Allowance for doubtful accounts	7,711	3,596	1,878	6,470

November 30, 2001	Promotional rebates	2,617	5,437	6,699	1,355
	Sales reserve	18,788	41,720	42,225	18,283
	Allowance for doubtful accounts	8,206	4,142	4,637	7,711

November 30, 2000	Promotional rebates	3,277	17,433	18,093	2,617
	Sales reserve	40,929	8,210	30,351	18,788
	Allowance for doubtful accounts	6,720	3,696	2,210	8,206